UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Orexigen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686164104

(CUSIP Number)

March 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686164104

1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,324,322
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,324,322
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,324,322
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.82%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 686164104

1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,324,322
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,324,322
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,324,322
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.82%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 686164104

1.	Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only). 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 479,353
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 479,353
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,353
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.88%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 686164104

1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,324,322
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,324,322
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,324,322
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.82%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 686164104

1.	Names of Reporting Persons. QVT Fund V LP I.R.S. Identification Nos. of above persons (entities only). 98-1034191
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,485,116
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,485,116
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,116
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.49%
12.	Type of Reporting Person (See Instructions) PN

Item 1	(a).	Name of Issuer

Orexigen Therapeutics, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

3344 North Torrey Pines Court, Suite 200, La Jolla, California 92037, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walker House 87 Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund V LP Walkers SPV, Walker House 87 Mary Street George Town, Grand Cayman, KY1-9005 Cayman Islands Cayman Islands Limited Partnership

Item 2	(d).	Title of Class of Securities

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 686164104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 479,353 shares of Common Stock, Quintessence Fund L.P. (“Quintessence”), which beneficially owns 753,955 shares of Common Stock, QVT Fund IV LP (“Fund IV”), which beneficially owns 605,898 shares of Common Stock and QVT Fund V LP (“Fund V”), which beneficially owns 3,485,116 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by the Fund, Quintessence, Fund IV and Fund V. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 5,324,322 shares of Common Stock, consisting of the shares beneficially owned by the Fund, Quintessence, Fund IV and Fund V.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund, Quintessence, Fund IV and Fund V, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund, Quintessence, Fund IV and Fund V, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 5,324,322 shares of Common Stock.

An entity affiliated with QVT Financial (the “Additional Holder”) beneficially owns 91,278 shares of Common Stock. Each of QVT Financial, QVT Financial GP LLC, QVT Associates GP LLC, the Fund, Quintessence, Fund IV and Fund V disclaims beneficial ownership of the shares owned by the Additional Holder.

Each of the Fund, Quintessence and the Additional Holder purchased units (the “Units”) in the Issuer’s public offering on December 15, 2011. Each Unit consists of one share of Common Stock and a warrant to purchase ten shares of Common Stock (the “Warrants”). The Warrants held by the Fund, Quintessence, Fund IV, Fund V and the Additional Holder are collectively subject to an issuance limitation prohibiting the holder of such Warrants from exercising the Warrants to the extent that such exercise would result in aggregate beneficial ownership by such parties of more than 9.99% of the Common Stock then issued and outstanding.

Accordingly, as of the date hereof, only 479,353 Warrants are collectively exercisable by the Fund, Quintessence, Fund IV, Fund V and the Additional Holder. The share amounts and percentages disclosed in the Cover Pages incorporate beneficial ownership of such Warrants, and in particular, attribute such beneficial ownership to the Fund.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is on the basis of (i) 53,730,865 shares of Common Stock outstanding, which is the total number of shares issued and outstanding reported in the Issuer’s Prospectus, filed with the Securities and Exchange Commission on December 15, 2011 and (ii) Rule 13d-3(d)(1)(i).

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☒.

As of March 1, 2012, QVT Fund LP ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2012

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Meg Eisner	By:	/s/ Meg Eisner
Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

By:	/s/ Meg Eisner	By:	/s/ Meg Eisner
Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FUND V LP

By QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

By:	/s/ Meg Eisner
Name:	Meg Eisner
Title:	Authorized Signatory